UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               GLOBAL ENERGY INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   37932B 10 0
                                 (CUSIP Number)

     CRAIG A. STONER, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 3, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 37932B 10 0                                                PAGE 2 OF 6

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

          1            NAMES OF REPORTING PERSONS                    NICK DEMARE

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       (Entities Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       OO
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       CANADA
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   1,712,500
  BY EACH REPORTING
     PERSON WITH      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      -0-
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      1,712,500
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      -0-
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       1,712,500
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       36.8%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 6
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 37932B 10 0                                                PAGE 3 OF 6

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAMES OF REPORTING PERSONS        DNG CAPITAL CORP. (USA)

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       (Entities Only)                             84-1251294
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       WC
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       COLORADO
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   1,712,500
  BY EACH REPORTING
     PERSON WITH      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      -0-
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      1,712,500
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      -0-
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       1,712,500
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       36.8%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              3 OF 6
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 37932B 10 0                                                PAGE 4 OF 6



ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock of Global Energy Inc. (the "Issuer"), par value $0.001. The address of the principal executive office of the Issuer is #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 CANADA.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Nick DeMare and DNG Capital Corp. (USA), Colorado corporation ("DNG"), which is indirectly wholly-owed by Mr. DeMare. Mr. DeMare's business address, and the address of DNG's principal office, is #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 CANADA.

DNG's principal business is primarily as a holding company for various investments.

Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd. ("Chase"), a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Chase's address is #1305 - 1090 West Georgia Street, Vancouver,
British Columbia, V6E 3V7 CANADA. Mr. DeMare is also the sole officer and director of DNG and the sole officer and director of the Issuer.

During the last five years, Mr. DeMare has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

During the last five years, DNG has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Mr. DeMare is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective December 3, 2002, Mr. DeMare, through DNG, acquired a total 1,712,500 shares of the Issuer's common stock for an aggregate purchase price of approximately $100.25. Mr. DeMare acquired 1,462,500 shares from Georgios Polyhronopoulos for approximately $87.75 and 250,000 shares from Larry Richardson for approximately $12.50. DNG purchased the shares for cash from its working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) Mr. DeMare and DNG are holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary. Mr. DeMare, as an officer and director of the Issuer, may authorize the issuance of stock options to officers, directors, employees and consultants of the Issuer and Mr. DeMare has caused, and may in the future cause, the Issuer to issue shares of its stock to provide capital to fund the Issuer's operations.

CUSIP NO. 37932B 10 0                                                PAGE 5 OF 6


None of Mr. DeMare, DNG, nor any persons or entities controlled by Mr. DeMare or DNG, and if applicable, their directors, executive officers, trustees, and control persons, have any other present plans or proposals which relate to or would result in:

(b)      an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. DeMare and DNG will continue to review their investment in the Issuer and reserve the right to change their intentions with respect to any or all of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of December 5, 2003, DNG beneficially and of record 1,712,500 shares of the Issuer's common stock, which represented 36.8% of the class. Mr. DeMare does not hold any shares of the Issuer's common stock in his own name; however, Mr. DeMare is the sole officer and director of DNG and DNG is indirectly wholly-owned by Mr. DeMare. As a result, Mr. DeMare is deemed to beneficially own 1,712,500 shares of the Issuer's common stock, which represented 36.8% of the class as of December 5, 2003.

(b) As of December 5, 2003, Mr. DeMare, as the sole officer and director and indirect owner of DNG, had the sole power to vote and dispose of 1,712,500 shares of the Issuer's stock held by DNG.

(c) During the sixty-day period preceding the filing of this Schedule 13D, Neither Mr. DeMare nor DNG had any transactions in the Issuer's common stock.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. DeMare and DNG.

CUSIP NO. 37932B 10 0                                                PAGE 6 OF 6

(e) Mr. DeMare and DNG continue to be the beneficial owners of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       DNG CAPITAL CORP. (USA)


December 5, 2003                       /s/ NICK DEMARE
                                       -----------------------------------------
                                       Nick DeMare, President



December 5, 2003                       /s/ NICK DEMARE
                                       -----------------------------------------
                                       Nick DeMare